                                                                EXHIBIT (d)(10)

                      THE UNITED STATES INSURANCE COMPANY
                            In the City of New York

                        MONTHLY GUARANTEE PREMIUM RIDER
          Guarantee Period: To the Policy Anniversary Nearest Age 100

This rider has been issued and made a part of the policy to which it is attached.

Age 100 Monthly Guarantee Premium (MGP). (Only applicable if Death Benefit Option 1 or 2 is in effect). The Age 100 MGP for the Initial Specified Amount and any benefit riders in force on the Date of Issue is shown on the Policy Schedule. The Age 100 Guarantee Period begins on the Date of Issue of the policy to which this rider is attached, and continues to the policy anniversary nearest the Insured's age 100. The policy to which this rider is attached will not terminate on a Monthly Deduction Day during the Age 100 Guarantee Period if, on such Monthly Deduction Day, the sum of premiums paid equals or exceeds:

    1. The sum of the Age 100 MGPs from the Date of Issue, including the current month; plus

    2. Any partial surrenders and any increase in the loan amount since the start of the period.

If the Age 100 MGP Requirements Are Not Met on a Monthly Deduction Day the guarantee will remain in force during the 61-day period that follows. This 61-day period is called the Age 100 MGP Grace Period. If the amount required to keep the guarantee in force is not paid by the end of the Age 100 MGP Grace Period, this rider will terminate and cannot be reinstated. We will:

1. Give You at least 31 days notice prior to the end of the Age 100 MGP Grace Period that the rider is in the Age 100 MGP Grace Period. Such 31 days prior notice will be sent to You at Your last known address, and to the assignee of record, if any; and

2. Advise You of the amount of premium required to prevent this rider from terminating.

If the Monthly Guarantee Premium has been paid as required, the policy's Accumulation Value will never be less than zero.

If the Policy has an Additional Rider Designed to Prevent Lapsing. Before allowing the policy to lapse, We will review the terms of any other riders attached to the policy that would prevent lapsing.

Changes. While this rider is in force, the Age 100 MGP will be recalculated if:

1. The Specified Amount is increased or decreased;

2. A benefit rider is increased, decreased, added or removed;

3. There is a change in Premium Class; or

4. There is a change in the Death Benefit Option.

These changes will not affect the Age 100 Guarantee Period then in effect, if any.

Rider Cost. The monthly cost for this rider will be calculated on each Monthly Deduction Day based on the policy's Net Amount at Risk. Guaranteed cost of insurance rates are shown in the Table of Guaranteed Monthly Cost of Insurance Rates on the following page. We may use monthly costs that are lower than the guaranteed costs.

Reinstatement. This rider cannot be reinstated once it has been terminated.

Rider Termination. This rider will terminate on the earliest of the following:

1. Termination of the policy to which this rider is attached;

2. Failure to pay the required Age 100 MGPs before the end of the Age 100 MGP Grace Period;

3. Expiry of the Age 100 Guarantee Period; and

4. At the end of the policy month in which We receive Your Written request for termination of this rider.

Consideration. The consideration for this rider is the application for the base policy and this rider, and payment of the first premium for the base policy.

Policy Provisions Applicable. This rider is subject to the provisions of the policy to which it is attached except as provided in this rider.

The effective date of this rider is the Date of Issue of the policy.

                                   President

              TABLE OF GUARANTEED MONTHLY COST OF INSURANCE RATES
                       PER $1,000 OF NET AMOUNT AT RISK

                Issue Age Rate  Issue Age Rate  Issue Age Rate
                --------- ----- --------- ----- --------- -----
                   0      0.024
                   1      0.024    31     0.031    61     0.091
                   2      0.024    32     0.032    62     0.092
                   3      0.024    33     0.034    63     0.094
                   4      0.024    34     0.035    64     0.095
                   5      0.024    35     0.036    65     0.096
                   6      0.024    36     0.038    66     0.096
                   7      0.024    37     0.041    67     0.096
                   8      0.024    38     0.043    68     0.096
                   9      0.024    39     0.046    69     0.096
                   10     0.024    40     0.048    70     0.096
                   11     0.024    41     0.050    71     0.096
                   12     0.024    42     0.053    72     0.096
                   13     0.024    43     0.055    73     0.096
                   14     0.024    44     0.058    74     0.096
                   15     0.024    45     0.060    75     0.096
                   16     0.024    46     0.062    76     0.096
                   17     0.024    47     0.065    77     0.096
                   18     0.024    48     0.067    78     0.096
                   19     0.024    49     0.070    79     0.096
                   20     0.024    50     0.072    80     0.096
                   21     0.024    51     0.074    81     0.096
                   22     0.024    52     0.077    82     0.096
                   23     0.024    53     0.079    83     0.096
                   24     0.024    54     0.082    84     0.096
                   25     0.024    55     0.084    85     0.096
                   26     0.025    56     0.085    86     0.096
                   27     0.026    57     0.086    87     0.096
                   28     0.028    58     0.088    88     0.096
                   29     0.029    59     0.089    89     0.096
                   30     0.030    60     0.090    90     0.096